UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Grote Molen, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

39927Q 100

(CUSIP Number)

Russell M. Stidolph

AltEnergy, LLC

137 Rowayton Avenue

Rowayton, CT 06853

(203) 299-5420

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39927Q 100	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS Russell M. Stidolph
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,915,304[1]
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 4,915,304[1]
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,915,304
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.40%[2]
12.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 2,457,652 shares of common stock issuable upon exercise of warrants held by AltEnergy Cyber, LLC, of which Mr. Stidolph is Managing Member. Also includes 2,457,652 shares of common stock issuable upon exercise of warrants held by AltEnergy, LLC, of which Mr. Stidolph is Managing Member. The number of shares issuable upon conversion of the applicable warrants is based solely on information provided in the Schedule 14F-1 filed by Grote Molen, Inc. (“Grote”) with the Securities and Exchange Commission (the “SEC”) on February 24, 2017 (the “Grote Schedule 14F-1”).

The Grote Schedule 14F-1 attributes beneficial ownership to AltEnergy Cyber, LLC of 4,026,012 shares of common stock issuable upon conversion of 402,601 shares of preferred stock, which were purportedly issued to AltEnergy Cyber, LLC in connection with the conversion of its convertible note in the principal amount of $1,500,000. As noted in the “Legal Proceedings” section of the Grote Schedule 14F-1, AltEnergy Cyber, LLC has brought a legal proceeding against Grote contesting, among other things, the validity of this purported conversion and, as of the date hereof, does not accept Grote’s attribution of beneficial ownership of any shares resulting from such purported conversion. Accordingly, these shares have not been reported on this Statement.

2 The ownership percentage is based upon 21,790,681 shares of Grote outstanding as of February 22, 2017 according to the Grote Schedule 14F-1. An additional 4,915,304 shares of common stock, which are issuable upon the exercise of warrants, have been added to the shares outstanding to arrive at a total number of shares outstanding of 26,705,985 for purposes of calculating beneficial ownership hereunder.

CUSIP No. 39927Q 100	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer Grote Molen, Inc. (“Grote”)

(b)	Address of Issuer’s Principal Executive Offices 10615 Professional Circle, Suite 201, Reno, Nevada 89521

Item 2.

(a)	Name of Person Filing This Statement is filed on behalf of each of the following persons (the “Reporting Persons”): 1. Russell M. Stidolph 2. AltEnergy Cyber, LLC 3. AltEnergy, LLC

(b)	Address of the Principal Office or, if none, residence The address of each of the Reporting Persons is 137 Rowayton Avenue, Rowayton, CT 06853.

(c)	Citizenship 1. Mr. Stidolph is a United States citizen; 2. AltEnergy Cyber, LLC is a Delaware limited liability company; and 3. AltEnergy, LLC is a Connecticut limited liability company.

(d)	Title of Class of Securities Common Stock, Par Value $0.001

(e)	CUSIP Number 39927Q 100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

CUSIP No. 39927Q 100	13G	Page 3 of 4 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 4,915,304

(b)	Percent of class: 18.40%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 4,915,304.

	(ii)	Shared power to vote or to direct the vote 0.

	(iii)	Sole power to dispose or to direct the disposition of 4,915,304.

	(iv)	Shared power to dispose or to direct the disposition of 0.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See footnote 1 above.

Item 8.  Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 39927Q 100	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Russell M. Stidolph

03/07/2017
Date

/s/ Russell M. Stidolph
Signature

Russell M. Stidolph
Name/Title

AltEnergy Cyber, LLC

03/07/2017
Date

/s/ Russell M. Stidolph
Signature

Russell M. Stidolph, Managing Member
Name/Title

AltEnergy, LLC

03/07/2017
Date

/s/ Russell M. Stidolph
Signature

Russell M. Stidolph, Managing Member
Name/Title

EXHIBIT INDEX

A.	Joint Filing Agreement by and among Russell M. Stidolph, AltEnergy Cyber, LLC and AltEnergy, LLC